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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 50280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBR Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 19th Street North
(No. and Street)

Arlington, Virginia 22209
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Janelle Schutt 703-312-9747
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1800 Tysons Boulevard, McLean, VA 22102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Janelle Schutt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBR Investment Services, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed before me 2/1/2010
Arlington, Virginia

Janelle Schutt
Signature

Chief Financial Officer
Title

Lois Ann Cady
Notary Public

LOIS ANN CADY
Notary Public
Commonwealth of Virginia
7046227
My Commission Expires Dec 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FBR Investment Services, Inc.

Index

December 31, 2009



PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean VA 22102-4261
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Public Accountants

To the Board of Directors of
FBR Investment Services, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of FBR Investment Services, Inc. (the "Company") at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2010

FBR Investment Services, Inc.

Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents	$	2,269,115
Receivables:		
12b-1 fees		223,084
Due from affiliates		20,844
Other		2,641
Prepaid expenses and other assets		17,486
Total assets	$	2,533,170
Liabilities and Shareholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	466,806
Due to affiliates		98,957
Total liabilities		565,762
Shareholder's equity:		
Common stock, $1 par value, 2,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		27,000,455
Accumulated deficit		(25,034,047)
Total shareholder's equity		1,967,408
Total liabilities and shareholder's equity	$	2,533,170

The accompanying notes are an integral part of this financial statement.

FBR Investment Services, Inc.

Notes to Statement of Financial Condition

December 31, 2009

Note 1. Organization and Nature of Operations:

FBR Investment Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Institutions Regulatory Authority ("FINRA"). The Company is a Delaware corporation that operates as a distributor of affiliate mutual funds. The Company is a wholly-owned subsidiary of FBR Asset Management, Inc. ("FBR AMH"), which is a wholly-owned subsidiary of FBR Capital Markets Corporation ("FBR CMC").

Note 2. Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the Company bases its estimates and assumptions on historical experience, when available, market information, and on various other factors that it believes to be reasonable under the circumstances, management exercises significant judgment in the final determination of its estimates. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include demand deposits with banks, money market accounts and highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business. As of December 31, 2009, the Company's cash and cash equivalents balance is comprised entirely of demand deposits with banks.

Income Taxes

Deferred tax assets and liabilities represent the differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates. The measurement of net deferred tax assets is adjusted by a valuation allowance if, based on our evaluation, it is more likely than not that they will not be realized. The Company's policy for recording interest and penalties on associated with uncertain tax positions is to record such items as a component of other operating expenses in the statement of operations.

Recent Accounting Pronouncements

In May 2009, the Financial Accounting Standards Board ("FASB") issued changes to the accounting guidance for subsequent events. These changes establish principles and requirements for subsequent events. In particular, these changes set forth the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. These changes were effective for interim or annual financial periods ending after June 15, 2009. The adoption of these changes did not have a material effect on the Company's financial statements.

In June 2009, the FASB issued changes to the accounting guidance for variable interest entities. These changes are to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. These changes are effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. In January 2010, the FASB issued a deferral of these requirements for asset managers who are not obligated to fund significant losses incurred by the variable interest entities. The Company has assessed the impact of the adoption of these changes on its financial statements and does not believe they will have a material effect.

Note 3. Related-Party Transactions:

The Company is a member of an operating group of affiliates that may provide or receive services to and from each other. From time to time, FBR CMC and other affiliates may record costs, which, in part, may be based on the Company's operations. Accordingly, the statement of financial condition and results of operations may not necessarily be indicative of the financial position and operations that would have existed had the Company been operated as an unaffiliated corporation.

As of December 31, 2009, the Company had an income tax receivable due from FBR CMC for $20,844 and a payable to FBR CMC for $98,957.

Note 4. Income Taxes:

The Company joins in the filing of a consolidated Federal income tax return with FBR CMC. The Company's current income tax benefit is calculated on a separate company basis. Income and expenses are included as utilized in the consolidated return. Payments and refunds are settled with FBR CMC pursuant to the written tax sharing agreement. The Company recorded a tax benefit of $(17,151) for 2009. The Company's annualized effective tax rate for the year ended December 31, 2009 is 35.5%.

Deferred tax assets consisted of the following as of:

		December 31, 2009
Deferred tax assets		
Stock Compensation	$	(5,530)
Net operating loss		153
Total deferred tax assets	$	(5,377)
Valuation allowance		5,377
Net deferred tax assets	$	-

On a consolidated basis, the Company has established a full valuation allowance against its deferred tax assets as of December 31, 2009. The Company believes that based on available evidence as of December 31, 2009, it is more likely than not that it will not realize the benefits of the deferred tax assets in the future.

As of January 1, 2010, tax years subsequent to December 31, 2004 remain open under the statute of limitations. During 2008, the IRS commenced its examination of the tax years ending December 31, 2006 and 2007. In January 2010, the IRS informed the Company that it was commencing the examination of tax year ending December 31, 2008.

Note 5. Regulatory Capital Requirements:

The Company is registered with the SEC and is a member of FINRA. As such, the Company is subject to minimum net capital requirements promulgated by the SEC. As of December 31, 2009, the Company had net capital of $1,697,879 which was $1,660,162 in excess of its required net capital of $37,717.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 because its operations are limited to the distribution of mutual funds. During 2009, the Company did not perform customer trades or clear any transactions through another broker-dealer.

Note 6. Commitments and Contingencies:

Litigation

As of December 31, 2009, except as described below, the Company was neither a defendant or plaintiff in any lawsuits or arbitrations nor involved in any governmental or self-regulatory organization ("SRO") matters that are expected to have a material adverse effect on the Company's financial condition, results of operations or liquidity. The Company is a defendant in a small number of civil lawsuits and arbitrations (together, "litigation") relating to its various businesses. In addition, the Company is subject to various reviews, examinations, investigations and other inquiries by governmental agencies and SROs. There can be no assurance that these matters individually or in aggregate will not have a material adverse effect on the Company's financial condition or results of operations in a future period. However, based on management's review with counsel, resolution of these matters is not expected to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Many aspects of the Company's business involve substantial risks of liability and litigation. Underwriters, broker dealers and investment advisers are exposed to liability under Federal and state securities laws, other Federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification, as well as with respect to the handling of customer accounts. For example, underwriters may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered and broker-dealers may be held liable for statements made by their securities analysts or other personnel. In certain circumstances, broker-dealers and asset managers may also be held liable by customers and clients for losses sustained on investments. In recent years, there has been an increasing incidence of litigation and actions by government agencies and SROs involving the securities industry, including class actions that seek substantial damages. The Company is also subject to the risk of litigation, including litigation that may be without merit. As the Company intends to actively defend such litigation, significant legal expenses could be incurred. An adverse resolution of any future litigation against the Company could materially affect the Company's financial condition, operating results and liquidity.

FBR Investment Services, Inc.

Statement of Financial Condition
December 31, 2009